

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2019

Briggs W. Morrison
Chief Executive Officer
Syndax Pharmaceuticals, Inc.
Building D, Floor 3
35 Gatehouse Drive
Waltham, MA 02451

> **Re: Syndax Pharmaceuticals, Inc,**
> **Registration Statement on Form S-3**
> **Filed August 30, 2019**
> **File No. 333-233564**

Dear Dr. Morrison:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tonya K. Aldave at (202) 551-3601 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance

cc: Jaime L. Chase, Esq.